April 9, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Ryan Houseal, Attorney-Advisor

Re:	Network-1 Security Solutions, Inc.
Post-Effective Amendment No. 5 to Form S-1
Filed March 23, 2012
File No. 333-143710

Dear Mr. Houseal:

On behalf of our client, Network-1 Security Solutions, Inc. (the "Company"), the accompanying amendment to the Post-Effective Amendment No. 5 to Form S-1 of Network-1 Security Solutions, Inc. is filed solely to add as Exhibit No. 23.1 the consent of the Company’s independent registered accounting firm, which was omitted from the filing on April 6, 2012.

Please contact the undersigned with any comments or questions relating to the filing at your earliest convenience.

Sincerely,

/s/ Sam Schwartz
Sam Schwartz

Ss:vc

cc:           Corey M. Horowitz,
                Chairman and Chief Executive Officer